

Mailstop 3233   March 27, 2017

<u>Via E-mail</u>
Thomas M. Herzog
Principal Financial Officer
HCP, Inc.
1920 Main Street, Suite 1200
Irvine, CA 92614

> **Re: HCP, Inc.**
> **Form 10-K for fiscal year ended**
> **December 31, 2016**
> **Filed February 13, 2017**
> **Form 8-K**
> **Filed February 13, 2017**
> **File No. 001-08895**

Dear Mr. Herzog:

　　We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　After reviewing your response to these comments, we may have additional comments.

<u>Form 8-K filed February 13, 2017</u>

<u>Exhibit 99.2</u>

1. We note your disclosure of Cash NOI and interest income on page 3. Please revise future filings to include a reconciliation of Cash NOI and interest income to the appropriate GAAP measure.

2. We note your presentation of diluted FFO per common share, diluted FFO as adjusted per common share and comparable FFO as adjusted per common share, on page 3. Please revise your disclosure in future earnings supplements to include reconciliations for these measures or tell us where the related reconciliations have been included.

3. On pages 40 and 47 we note that you present pro-rata share information for select line items and measures. Please revise future earnings supplements to include disclosure explaining how the various measures were derived.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Babette Cooper, Staff Accountant, at 202-551-3396 or the undersigned at 202-551-3438 if you have questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities